Mail Stop 4561

September 28, 2009

Maureen F. Cotton
President
Private Secretary, Inc.
112 North Curry Street
Carson City, NV 89703

Dear Ms. Cotton:

We have completed our review of your Item 4.01 Form 8-K/A and your response letter filed on September 28, 2009 in response to the issues raised in our letter dated September 1, 2009 and do not, at this time, have any further comments.

Sincerely,

Craig Wilson
Senior Assistant Chief Accountant